File No. 1-8644




                        UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549










                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
        Under Rule U-3A-2 from the Provisions of the
         Public Utility Holding Company Act of 1935








                  IPALCO ENTERPRISES, INC.

             One Monument Circle, P.O. Box 1595
              Indianapolis, Indiana  46206-1595





                      February 28, 2000

                                             File No. 1-8644
                        UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                         Form U-3A-2


       Statement by Holding Company Claiming Exemption
        Under Rule U-3A-2 from the Provisions of the
         Public Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission

(Commission), pursuant to Rule 2, its statement claiming

exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935, and submits the

following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

          IPALCO Enterprises, Inc. (claimant) is an

     Indiana corporation and has its principal

     executive office at One Monument Circle,

     Indianapolis, Indiana 46204.

          Indianapolis Power & Light Company (IPL) is

     an Indiana corporation engaged in the business of

     generating, transmitting and selling electric

     energy in the City of Indianapolis, Marion County

     and in neighboring cities, towns and communities

     and adjacent rural areas, all within the State of

     Indiana, the most distant point being about forty

     miles from Indianapolis.  It also produces,

     distributes and sells steam within a limited area

     in such City.  In July, 1965, IPL formed Property

     and Land Company, Inc., an Indiana Corporation,

     for the purpose of engaging in the business of

     buying, owning, holding, improving, leasing,

     selling, and otherwise dealing in and with real

     estate, and for other general purposes.  Property

     and Land Company, Inc. was voluntarily dissolved

     effective May 25, 1999.

          In 1996, IPL formed IPL Funding Corporation,

     an Indiana corporation, for purposes of engaging

     in a financing transaction, and Fort Ben Energy

     Management Corp., an Indiana corporation, for

     purposes of managing, operating and maintaining

     certain steam and chilled water production

     facilities and related equipment and distribution

     lines.  Fort Ben Energy Management Corp. was

     voluntarily dissolved effective November 24, 1999.

          Unless otherwise indicated, each of the following

     subsidiaries is an Indiana corporation conducting

     business within the State of Indiana.  In July, 1984,

     claimant organized Mid-America Capital Resources, Inc.

     (MACR), a wholly-owned subsidiary of claimant, under

     and through which claimant intends to conduct its non-

     regulated activities.  On November 17, 1989 a wholly

     owned subsidiary of MACR, called Mid-America Energy

     Resources, Inc. (MAER) was formed to own and operate a

     district cooling system to provide chilled water for

     the purpose of air conditioning buildings in downtown

     Indianapolis.  On July 25, 1991, MAER acquired

     Cleveland Thermal Energy Corporation (CTEC), an Ohio

     corporation, as a subsidiary.  CTEC owns and operates a

     steam heating system in Cleveland, Ohio.  On March 31,

     1992, Cleveland District Cooling Corporation (CDCC), an

     Ohio corporation, was formed to own and operate a

     district cooling system in downtown Cleveland.  As of

     March, 1997, CTEC and CDCC became wholly owned

     subsidiaries of MACR and not MAER.

          In 1992, MACR acquired a 30% ownership

     interest in Store Heat and Produce Energy, Inc.

     (SHAPE), and currently holds an 80% interest in

     SHAPE.  SHAPE owns a portfolio of patents on

     energy storage technology.  Indianapolis Campus

     Energy, Inc. (ICE) was formed in 1993 to

     construct, own and operate a chilled water

     production facility to provide air conditioning

     for the Eli Lilly and Company Technology Center

     industrial campus.

          Property and Land Company, Inc., IPL Funding

     Corporation, Fort Ben Energy Management Corp., MACR,

     MAER, CTEC, CDCC, SHAPE and ICE are not "public utility

     companies" as defined in the Act.

          Future diversification opportunities for

     investment into other business are continually

     being reviewed, but no further acquisition has

     been made as of the date hereof.  In carrying out

     its diversification activities, claimant does not

     intend to take any action which will impair its

     primary commitment to provide adequate public

     utility service to customers of IPL.



     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

          At the date of the filing of this Statement

     the claimant had no properties of the nature above-

     described in the State of Indiana or elsewhere,

     being solely a holding company owning cash and all

     of the issued and outstanding shares of Common

     Stock of IPL and MACR.



          The properties of IPL, claimant's only public

     utility subsidiary, used for the generation,

     transmission and distribution of electric energy

     for sale are located wholly within the State of

     Indiana and consist of the following:

     Generating Plants:

          IPL owns and operates three primarily coal-fired generating plants that are used for electric generation. IPL operates one coal and gas-fired plant that is used for a combination of electric and steam generation. The generating plants have a total gross nameplate rating of 3,024 MW, a winter capability of 3,036 MW and a summer capability of 2,956 MW. All figures are net of station use.

     Total Electric Stations:

     H.T. Pritchard Plant, 25 miles southwest of Indianapolis, seven units in service with 367 MW nameplate rating (net winter capability 344 MW, summer 341 MW).

     E.W. Stout Plant, located in the southwest part of Marion
        County, Indiana, eleven units in service with 921 MW nameplate rating (net winter capability 1,000 MW, summer 924 MW).

     Petersburg Plant, located in Pike County, Indiana, seven units in service with 1,716 MW nameplate rating (net winter capability 1,672 MW, summer 1,672 MW).

     The number of units indicated above include three gas turbine units at the Stout Plant added in 1973, one gas turbine added in 1994, one gas turbine added in 1995, one diesel unit each at Pritchard and Stout Plants and three diesel units at Petersburg Plant, all added in 1967. Each diesel unit has a nameplate rating of 3 MW.


     Combination Electric and Steam Station:

     C.C. Perry Section K Plant, in the City of
     Indianapolis, with 20 MW nameplate rating (net winter capability 20 MW, summer 19 MW) for electric and a gross capacity of 1,990 M/lbs. per hour for steam.

     Transmission and Distribution System Properties:

          IPL's transmission system located entirely within the State of Indiana includes 457 circuit miles of 345,000 volt lines, 359 circuit miles of 138,000 volt lines and 269 miles of 34,500 volt lines. Distribution facilities include 4,717 pole miles and 19,892 wire miles of overhead lines.
     Underground distribution and service facilities include 686 miles of conduit and 6,487 wire miles of conductor. Underground street lighting facilities include 108 miles of conduit and 760 wire miles of conductor. The system also has 73 bulk power substations and 69 distribution substations.


          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

          IPL is in the process of constructing a new
     100-megawatt combustion turbine to be used during times of highest or "peak" electric demand. This turbine is expected to be in service by June, 2000.

     3.  The following information is for the calendar year
1999 with respect to IPL, claimant's only subsidiary public utility company:

          (a)  Number of KWH of electric energy sold
     (at retail or wholesale):  15,849,776,214 KWH.

          (b)  Number of KWH of electric energy
     distributed at retail outside the State of
     Indiana:  None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana or at the State line: None.

          (d)  Number of KWH of electric energy
     purchased outside the State of Indiana or at the State line: None.


     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.

     Annexed hereto as Exhibit A is a consolidating

statement of income and surplus of the claimant and its

subsidiary companies for the last calendar year (1999),

together with a consolidating balance sheet of the claimant

and its subsidiary companies as of the close of such

calendar year.

     Attached hereto as Exhibit B is the Financial Data

Schedule.

     Exhibit C is not applicable to this filing.  (See

Paragraph 4 above.)

     The above-named claimant has caused this statement to

be duly executed on its behalf by its authorized officers on this 28th day of February, 2000.


                              IPALCO Enterprises, Inc.
                                (Name of claimant)



                              By   /s/ John R. Brehm
                                   John R. Brehm
                                   Vice President and Treasurer


(CORPORATE SEAL)



Attest:



/s/ Bryan G. Tabler
Bryan G. Tabler, Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Bryan G. Tabler, Vice President, Secretary and General Counsel One Monument Circle, Indianapolis, Indiana 46204



                                                          EXHIBIT A

                     IPALCO ENTERPRISES, INC. and  SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)



                                                                             MACR                       Total
ASSETS                                      CTEC      CDCC       MAER      (Parent)     ICE      SHAPE   MACR
UTILITY PLANT:
  Utility plant in service                     $0         $0         $0        $0         $0       $0       $0
  Less accumulated depreciation                 0          0          0         0          0        0        0
---------------------------------------------------------------------------------------------------------------
    Utility plant in service - net              0          0          0         0          0        0        0
  Construction work in progress                 0          0          0         0          0        0        0
  Property held for future use                  0          0          0         0          0        0        0
---------------------------------------------------------------------------------------------------------------
    Utility plant - net                         0          0          0         0          0        0        0
---------------------------------------------------------------------------------------------------------------
OTHER ASSETS - NET                          5,172      7,575     44,759   150,803     16,037        0  224,346
---------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                     1          0      4,220     1,362        701        0    6,284
  Financial investments                         0          0          0         0          0        0        0
  Accounts receivable (less allowance
    for doubtful accounts - $1,360)         1,692      1,170        944    31,324      1,340      205   36,675
  Fuel - at average cost                    1,031          0          0         0          0        0    1,031
  Materials and supplies-at average cost      415         40         97         0         36        0      588
  Tax refund receivable                       182        612        111        45          0       25      975
  Prepayments and other current assets        164         18        129         0         11        0      322
---------------------------------------------------------------------------------------------------------------
      Total current assets                  3,485      1,840      5,501    32,731      2,088      230   45,875
---------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                             0          0          0         0          0        0        0
  Miscellaneous                               159      1,866      1,909       241        171      316    4,662
---------------------------------------------------------------------------------------------------------------
      Total deferred debits                   159      1,866      1,909       241        171      316    4,662
---------------------------------------------------------------------------------------------------------------
      TOTAL                                $8,816    $11,281    $52,169  $183,775    $18,296     $546 $274,883
===============================================================================================================


                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)


                                                   MACR
                                              Consolidating
                                                  Entries      Consolidated   IPL
                                              Debit    Credit      MACR    (Parent)     FT BEN   IPL FUND
ASSETS
UTILITY PLANT:
  Utility plant in service                      $0         $0         $0 $2,922,338        $0       $0
  Less accumulated depreciation                  0          0          0  1,299,122         0        0
-------------------------------------------------------------------------------------------------------
    Utility plant in service - net               0          0          0  1,623,216         0        0
  Construction work in progress                  0          0          0    116,478         0        0
  Property held for future use                   0          0          0     10,718         0        0
-------------------------------------------------------------------------------------------------------
    Utility plant - net                          0          0          0  1,750,412         0        0
-------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                               0    (25,940)   250,286      5,803         0        0
-------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      0          0      6,284     16,182         0       52
  Financial investments                          0          0          0          0         0        0
  Accounts receivable (less allowance
    for doubtful accounts - $1,360)              0     32,194      4,481     49,317         0    5,556
  Fuel - at average cost                         0          0      1,031     50,985         0        0
  Materials and supplies-at average cost         0          0        588     48,106         0        0
  Tax refund receivable                          0          0        975      3,549         0        0
  Prepayments and other current assets           0          0        322      8,120         0        0
-------------------------------------------------------------------------------------------------------
      Total current assets                       0     32,194     13,681    176,259         0    5,608
-------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0          0          0    155,660         0        0
  Miscellaneous                                  0          0      4,662      8,044         0        0
-------------------------------------------------------------------------------------------------------
      Total deferred debits                      0          0      4,662    163,704         0        0
-------------------------------------------------------------------------------------------------------
      TOTAL                                     $0     $6,254   $268,629 $2,096,178        $0   $5,608
=======================================================================================================


                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)


                                                  IPL
                                             Consolidating                              Consolidating
                                                Entries      Consolidated                  Entries
                                            Debit    Credit      IPL     Enterprises    Debit  Credit       Consolidation
ASSETS
UTILITY PLANT:
  Utility plant in service                      $0         $0 $2,922,338        $0        $0        $0        $2,922,338
  Less accumulated depreciation                  0          0  1,299,122         0         0         0         1,299,122
-------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net               0          0  1,623,216         0         0         0         1,623,216
  Construction work in progress                  0          0    116,478         0         0         0           116,478
  Property held for future use                   0          0     10,718         0         0         0            10,718
-------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                          0          0  1,750,412         0         0         0         1,750,412
-------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                               0         50      5,753   783,566         0   781,377 (A)       258,228
-------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      0          0     16,234     1,417         0         0            23,935
  Financial investments                          0          0          0         0         0         0                 0
  Accounts receivable (less allowance
    for doubtful accounts - $1,360)              0      5,274     49,599    13,067         0    15,790 (B)        51,357
  Fuel - at average cost                         0          0     50,985         0         0         0            52,016
  Materials and supplies-at average cost         0          0     48,106         0         0         0            48,694
  Tax refund receivable                          0          0      3,549       338         0     4,092 (B)           770
  Prepayments and other current assets           0          0      8,120     1,023         0         0             9,465
-------------------------------------------------------------------------------------------------------------------------
      Total current assets                       0      5,274    176,593    15,845         0    19,882           186,237
-------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0     47,712    107,948         0                               107,948
  Miscellaneous                                  0          0      8,044       306         0         0            13,012
-------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                      0     47,712    115,992       306         0         0           120,960
-------------------------------------------------------------------------------------------------------------------------
      TOTAL                                     $0    $53,036 $2,048,750  $799,717        $0  $801,259        $2,315,837
=========================================================================================================================


                                                                                                    EXHIBIT A
                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)



                                                                              MACR                         Total
                                               CTEC      CDCC       MAER    (Parent)     ICE      SHAPE    MACR
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                              $7,000    $25,000         $1   $13,702         $1   $1,545  $47,249
    Unearned Compensation - Restricted Stock
    Premium and net gain on preferred
      stock                                        0          0          0         0          0        0        0
    Advances - Associated Companies           12,050     12,660          0         0        189    6,206   31,105
    Retained earnings                        (11,610)   (21,238)   (19,782)  (12,676)       886   (7,744) (72,164)
    Accumulated other comprehensive income         0          0          0   106,733          0        0  106,733
    Treasury stock, at cost                        0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity      7,440     16,422    (19,781)  107,759      1,076        7  112,923

    Cumulative preferred stock                     0          0          0         0          0        0        0
    Long-term debt                                 0          0     65,699         0     16,000        0   81,699
------------------------------------------------------------------------------------------------------------------
        Total capitalization                   7,440     16,422     45,918   107,759     17,076        7  194,622
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper        78          0          0     8,500          0        0    8,578
  Current maturities and sinking fund
      requirements                                 0          0      1,382         0          0      300    1,682
  Accounts payable and accrued expenses        2,815        205      1,298       544        150       30    5,042
  Dividends payable                                0          0          0         0          0        0        0
  Taxes accrued                                1,319          0        970        64        416      359    3,128
  Interest accrued                                 0          0        396        16        406       34      852
  Other current liabilities                        0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------
        Total current liabilities              4,212        205      4,046     9,124        972      723   19,282
------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net       (2,836)    (5,346)     2,205    66,892        248     (184)  60,979
  Unamortized investment tax credit                0          0          0         0          0        0        0
  Accrued postretirement benefits                  0          0          0         0          0        0        0
  Accrued pension benefits                         0          0          0         0          0        0        0
  Miscellaneous                                    0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                 (2,836)    (5,346)     2,205    66,892        248     (184)  60,979
------------------------------------------------------------------------------------------------------------------
      TOTAL                                   $8,816    $11,281    $52,169  $183,775    $18,296     $546 $274,883
==================================================================================================================


                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)

                                                     MACR
                                                Consolidating
                                                   Entries      Consolidated
                                                Debit    Credit      MACR       IPL       FT BEN   IPL FUND
                                                                             (Parent)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                              $33,547         $0    $13,702   $324,537         $0      $50
    Unearned Compensation - Restricted Stock        0          0          0          0          0        0
    Premium and net gain on preferred
      stock                                         0          0          0      2,642          0        0
    Advances - Associated Companies            31,105          0          0          0          0        0
    Retained earnings                         (59,488)         0    (12,676)   453,331          0        0
    Accumulated other comprehensive income          0          0    106,733          0          0        0
    Treasury stock, at cost                         0          0          0          0          0        0
----------------------------------------------------------------------------------------------------------
        Total common shareholders' equity       5,164          0    107,759    780,510          0       50

    Cumulative preferred stock                      0          0          0     59,135          0        0
    Long-term debt                                  0          0     81,699    627,951          0        0
----------------------------------------------------------------------------------------------------------
        Total capitalization                    5,164          0    189,458  1,467,596          0       50
----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper          0          0      8,578     49,000          0        0
  Current maturities and sinking fund
      requirements                                  0          0      1,682          0          0        0
  Accounts payable and accrued expenses         1,090          0      3,952     53,153          0    5,558
  Dividends payable                                 0          0          0     13,668          0        0
  Taxes accrued                                     0          0      3,128     22,078          0        0
  Interest accrued                                  0          0        852     12,898          0        0
  Other current liabilities                         0          0          0     13,356          0        0
----------------------------------------------------------------------------------------------------------
        Total current liabilities               1,090          0     18,192    164,153          0    5,558
----------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes                 0          0     60,979    387,698          0        0
  Unamortized investment tax credit                 0          0          0     39,226          0        0
  Accrued postretirement benefits                   0          0          0      4,338          0        0
  Accrued pension benefits                          0          0          0     29,018          0        0
  Miscellaneous                                     0          0          0      4,149          0        0
----------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                       0          0     60,979    464,429          0        0
----------------------------------------------------------------------------------------------------------
      TOTAL                                    $6,254         $0   $268,629 $2,096,178         $0   $5,608
==========================================================================================================


                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1999

                             (Dollars in Thousands)

                                                     IPL
                                                Consolidating                               Consolidating
                                                   Entries       Consolidated                  Entries
                                                Debit    Credit      IPL     Enterprises Debit             Credit Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                 $50         $0    $324,537  $439,066   $338,239 (A)           $0   $439,066
    Unearned Compensation - Restricted Stock       0          0           0    (1,979)         0                0    ($1,979)
    Premium and net gain on preferred
      stock                                        0          0       2,642         0      1,993 (A)            0       $649
    Advances - Associated Companies                0          0           0         0          0                0         $0
    Retained earnings                              0          0     453,331   690,945    441,145 (A)            0   $690,455
    Accumulated other comprehensive income         0          0           0         0          0                0   $106,733
    Treasury stock, at cost                        0          0           0  (557,178)         0                0  ($557,178)
-----------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity         50          0     780,510   570,854    781,377                0    677,746

    Cumulative preferred stock                     0          0      59,135         0          0                0     59,135
    Long-term debt                                 0          0     627,951   160,400          0                0    870,050
-----------------------------------------------------------------------------------------------------------------------------
        Total capitalization                      50          0   1,467,596   731,254    781,377                0  1,606,931
-----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper         0          0      49,000         0          0                0     57,578
  Current maturities and sinking fund
      requirements                                 0          0           0    50,795          0                0     52,477
  Accounts payable and accrued expenses        5,274          0      53,437     2,337      2,928 (B)            0     56,798
  Dividends payable                                0          0      13,668    13,053     12,862 (B)            0     13,859
  Taxes accrued                                    0          0      22,078     1,123      4,092 (B)            0     22,237
  Interest accrued                                 0          0      12,898        17          0                0     13,767
  Other current liabilities                        0          0      13,356         0          0                0     13,356
-----------------------------------------------------------------------------------------------------------------------------
        Total current liabilities              5,274          0     164,437    67,325     19,882                0    230,072
-----------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes           47,712          0     339,986      (377)         0                0    400,588
  Unamortized investment tax credit                0          0      39,226         0          0                0     39,226
  Accrued postretirement benefits                  0          0       4,338         0                                  4,338
  Accrued pension benefits                         0          0      29,018         0                                 29,018
  Miscellaneous                                    0          0       4,149     1,515          0                0      5,664
-----------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                 47,712          0     416,717     1,138          0                0    478,834
-----------------------------------------------------------------------------------------------------------------------------
      TOTAL                                  $53,036         $0  $2,048,750  $799,717   $801,259               $0 $2,315,837
=============================================================================================================================



                                                                                                    EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                        Statements of Consolidated Income
                               For the Year Ended
                                December 31, 1999

                             (Dollars In Thousands)



                                                                                      MACR                        Total
                                                      CTEC       CDCC       MAER    (Parent)     ICE      SHAPE    MACR
UTILITY OPERATING REVENUES:
  Electric                                              $0         $0         $0        $0         $0       $0       $0
  Steam                                                  0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
        Total operating revenues                         0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                 0          0          0         0          0        0        0
    Other                                                0          0          0         0          0        0        0
  Power purchased                                        0          0          0         0          0        0        0
  Purchased steam                                        0          0          0         0          0        0        0
  Maintenance                                            0          0          0         0          0        0        0
  Depreciation and amortization                          0          0          0         0          0        0        0
  Taxes other than income taxes                          0          0          0         0          0        0        0
  Income taxes - net                                     0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                         0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                       (1,446)       468      6,259       253      1,706     (870)   6,370
  Provision for impairment of nonutility property        0          0          0         0          0        0        0
  Income taxes - net                                   504       (164)      (143)   (1,687)      (120)     332   (1,278)
------------------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net         (942)       304      6,116    (1,434)     1,586     (538)   5,092
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES              (942)       304      6,116    (1,434)     1,586     (538)   5,092
------------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                             0          0      4,763         0      1,215        0    5,978
  Allowance for borrowed funds
    used during construction                             0          0          0         0          0        0        0
  Other interest                                         0          0          6       449          4        0      459
  Amortization of redemption premiums
    and expenses on debt - net                           0          0        534         0         20        0      554
  Preferred dividend
   requirements of subsidiary                            0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
        Total interest and other charges - net           0          0      5,303       449      1,239        0    6,991
------------------------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                ($942)      $304       $813   ($1,883)      $347    ($538) ($1,899)
------------------------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE             0          0          0         0          0        0        0
------------------------------------------------------------------------------------------------------------------------
      NET INCOME                                     ($942)      $304       $813   ($1,883)      $347    ($538) ($1,899)
========================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK


                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                        Statements of Consolidated Income
                               For the Year Ended
                                December 31, 1999

                             (Dollars In Thousands)


                                                          MACR
                                                      Consolidating
                                                         Entries       Consolidated
                                                      Debit    Credit      MACR      IPL       FT BEN   IPL FUND
                                                                                   (Parent)
UTILITY OPERATING REVENUES:
  Electric                                              $0         $0         $0  $800,337         $0       $0
  Steam                                                  0          0          0    34,315          0        0
---------------------------------------------------------------------------------------------------------------
        Total operating revenues                         0          0          0   834,652          0        0
---------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                 0          0          0   173,872          0        0
    Other                                                0          0          0   137,348          0    3,384
  Power purchased                                        0          0          0    29,769          0        0
  Purchased steam                                        0          0          0     6,391          0        0
  Maintenance                                            0          0          0    77,637          0        0
  Depreciation and amortization                          0          0          0   107,469          0        0
  Taxes other than income taxes                          0          0          0    34,179         11        0
  Income taxes - net                                     0          0          0    84,479         (4)       0
---------------------------------------------------------------------------------------------------------------
        Total operating expenses                         0          0          0   651,144          7    3,384
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         0          0          0   183,508         (7)  (3,384)
---------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                                  0          0          0     1,372          0        0
  Other - net                                           16          0      6,386     1,702      1,122    3,384
  Provision for impairment of nonutility property        0          0          0         0          0        0
  Income taxes - net                                     0          0     (1,278)     (160)      (421)       0
---------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net           16          0      5,108     2,914        701    3,384
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                16          0      5,108   186,422        694        0
---------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                             0          0      5,978    38,057          0        0
  Allowance for borrowed funds
    used during construction                             0          0          0      (829)         0        0
  Other interest                                         0          0        459     1,141          0        0
  Amortization of redemption premiums
    and expenses on debt - net                           0          0        554     1,822          0        0
  Preferred dividend
   requirements of subsidiary                            0          0          0     3,213          0        0
---------------------------------------------------------------------------------------------------------------
        Total interest and other charges - net           0          0      6,991    43,404          0        0
---------------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                  $16         $0    ($1,883) $143,018       $694       $0
---------------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE             0          0          0         0          0        0
---------------------------------------------------------------------------------------------------------------
      NET INCOME                                       $16         $0    ($1,883) $143,018       $694       $0
===============================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK



                                                                                                    EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                        Statements of Consolidated Income
                               For the Year Ended
                                December 31, 1999

                             (Dollars In Thousands)


                                                           IPL
                                                      Consolidating                                Consolidating
                                                         Entries      Consolidated                    Entries
                                                      Debit    Credit    IPL     Enterprises     Debit       Credit   Consolidation
UTILITY OPERATING REVENUES:
  Electric                                              $0         $0   $800,337        $0         $0             $0    $800,337
  Steam                                                  0          0     34,315         0          0              0      34,315
---------------------------------------------------------------------------------------------------------------------------------
        Total operating revenues                         0          0    834,652         0          0              0     834,652
---------------------------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                 0          0    173,872         0          0              0     173,872
    Other                                                0      3,384    137,348         0          0              0     137,348
  Power purchased                                        0          0     29,769         0          0              0      29,769
  Purchased steam                                        0          0      6,391         0          0              0       6,391
  Maintenance                                            0          0     77,637         0          0              0      77,637
  Depreciation and amortization                          0          0    107,469         0          0              0     107,469
  Taxes other than income taxes                          0          0     34,190         0          0              0      34,190
  Income taxes - net                                     0          0     84,475         0          0              0      84,475
---------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                         0      3,384    651,151         0          0              0     651,151
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         0     (3,384)   183,501         0          0              0     183,501
---------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                                  0          0      1,372         0          0              0       1,372
  Other - net                                            0      4,078      2,130    (4,936)         0              0       3,580
  Gain on termination of agreement                       0          0          0         0          0              0           0
  Provision for impairment of nonutility property        0          0          0         0          0              0           0
  Income taxes - net                                     0          0       (581)    7,547          0              0       5,688
---------------------------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net            0      4,078      2,921     2,611          0              0      10,640
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                 0        694    186,422     2,611          0              0     194,141
---------------------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                             0          0     38,057    14,549          0              0      58,584
  Allowance for borrowed funds
    used during construction                             0          0       (829)        0          0              0        (829)
  Other interest                                         0          0      1,141        71          0              0       1,671
  Amortization of redemption premiums
    and expenses on debt - net                           0          0      1,822       179          0              0       2,555
  Preferred dividend
   requirements of subsidiary                            0          0      3,213         0          0              0       3,213
---------------------------------------------------------------------------------------------------------------------------------
        Total interest and other charges - net           0          0     43,404    14,799          0              0      65,194
---------------------------------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                   $0       $694   $143,018  ($12,188)        $0             $0    $128,947
---------------------------------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE             0          0          0         0          0              0           0
---------------------------------------------------------------------------------------------------------------------------------
      NET INCOME                                        $0       $694   $143,018  ($12,188)        $0             $0    $128,947
=================================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                                                86,096
                                                                                                                       ==========
EARNINGS PER SHARE OF COMMON STOCK                                                                                         $1.50
                                                                                                                       ==========

                                                                                                    EXHIBIT A
                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1999

                             (Dollars in Thousands)




                                                                               MACR                     Total
                                             CTEC         CDCC       MAER    (Parent)     ICE   SHAPE    MACR


RETAINED EARNINGS AT BEGINNING OF YEAR     ($10,668)   ($21,542)  ($20,595) ($10,793)    $539 ($7,206) ($70,265)

NET INCOME                                     (942)        304        813    (1,883)     347    (538)   (1,899)
----------------------------------------------------------------------------------------------------------------
      Total                                 (11,610)    (21,238)   (19,782)  (12,676)     886  (7,744)  (72,164)
----------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series              0           0          0         0        0       0         0
    Common stock                                  0           0          0         0        0       0         0
----------------------------------------------------------------------------------------------------------------
      Total                                       0           0          0         0        0       0         0
----------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR           ($11,610)   ($21,238)  ($19,782) ($12,676)    $886 ($7,744) ($72,164)
================================================================================================================

                                                                                                     EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1999

                             (Dollars in Thousands)




                                                  MACR
                                             Consolidating
                                                 Entries     Consolidated
                                            Debit    Credit      MACR       IPL       FT BEN   IPL FUND
                                                                          (Parent)


RETAINED EARNINGS AT BEGINNING OF YEAR          $0    $59,472  ($10,793)  $440,747     $2,971       $0

NET INCOME                                       0         16    (1,883)   146,231        694        0
-------------------------------------------------------------------------------------------------------
      Total                                      0     59,488   (12,676)   586,978      3,665        0
-------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series             0          0         0      3,213          0        0
    Common stock                                 0          0         0    130,434          0        0
-------------------------------------------------------------------------------------------------------
      Total                                      0          0         0    133,647          0        0
-------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                $0    $59,488  ($12,676)  $453,331     $3,665       $0
=======================================================================================================

                                                                                                        EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1999

                             (Dollars in Thousands)



                                                  IPL
                                             Consolidating                                 Consolidating
                                                Entries     Consolidated Consolidated         Entries
                                            Debit    Credit      IPL     Enterprises    Debit          Credit         Consolidation


RETAINED EARNINGS AT BEGINNING OF YEAR      $2,971         $0   $440,747  $613,431   $430,444 (A)           $0            $612,941

NET INCOME                                     694          0    146,231   128,947    144,348 (A)            0             128,947
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                  3,665          0    586,978   742,378    574,792                0             741,888
-----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series             0          0      3,213         0          0            3,213 (A)               0
    Common stock                                 0          0    130,434    51,433          0          130,434 (A)          51,433
    Capital stock expense                        0          0          0         0          0                0                   0
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                      0          0    133,647    51,433          0          133,647              51,433
-----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR            $3,665         $0   $453,331  $690,945   $574,792         $133,647            $690,455
===================================================================================================================================



                                                                                                    EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES


           Consolidating Entries for the Year Ended December 31, 1999

                                                                Debit                Credit
                                                             -----------           ----------

(A) Common Stock - IPL                                         $324,537
     Common Stock - Mid-America                                  13,702
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                                     429,954
     Capital Stock Expense - IPL*                                   490
     Net Income of Subsidiary Companies*                        144,348
     Net Gain on Preferred Stock - IPL                            1,993
         Preferred Dividends - IPL*                                                   $3,213
         Dividends Declared of Subsidiary Companies*                                 130,434
         Investment in Subsidiary Companies*                                         781,377

To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance sheet is       $441,145



(B)  Accounts Payable                                            $2,928
       Dividends Payable                                         12,862
         Accounts Receivable from Associated Comnpanies                               15,790
       Taxes Payable                                             $4,092
         Tax Refund Receivable                                                         4,092

To eliminate/consolidate intercompany receivables and payables.